4 September 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 4 September 2007, it purchased 330,000 Reed
Elsevier PLC ordinary shares at a price of 600.0278 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 32,943,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,271,106,017 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 4 September 2007, it purchased 220,000 Reed
Elsevier NV ordinary shares at a price of Euro13.2276 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 24,411,500 Reed Elsevier NV ordinary shares in treasury, and has 735,117,104 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).